# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PETROBRAS - PETROLEO BRASILEIRO SA, CIK 0001119639
CUSIP: 71654V101
Title of class of securities: Preferred Shares, without par value
Address of issuer's principal executive offices: Avenida Henrique Valadares, 28, Tower A, 18th floor, Rio de Janeiro, Brazil (D5), 20031-917
Date of event which requires filing of this statement: 07/16/2026
Amends the filing with accession number 0001104659-19-021381
Filed by CIK 0001715696
Persons authorized to receive notices and communications: Marcelo Marcolino, Av. Republica do Chile, 100 - Centro, Rio de Janeiro, Brazil (D5), 20031-917, 55 21 3747-6442

## Reporting persons
- BNDES Participacoes S.A. (CIK 0001715696): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); source of funds: other (OO); sole voting power 0; shared voting power 730,495,645; sole dispositive power 0; shared dispositive power 730,495,645; aggregate amount beneficially owned 730,495,645 (13.41% of the class)
  Comment: (1) Includes the aggregate amount of 730,495,645.00 preferred shares without par value (the "Preferred Shares") of Petrobras directly beneficially owned by the Reporting Person and over which the Reporting Person shares voting and dispositive power with BNDES, its sole shareholder (where such voting power arises based on the limited appointment rights of holders of Preferred Shares). The Preferred Shares are a separate class of equity securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Although the Preferred Shares do not confer a right to vote on matters generally voted on by holders of common shares of the Issuer (other than certain corporate actions adversely affecting the Preferred Shares), holders of Preferred Shares holding at least 10.0% of Petrobras's total capital stock have the right to appoint and/or dismiss one member to or from Petrobras's board of directors, and holders of Preferred Shares have the right to separately appoint one member to Petrobras's fiscal council (and such member's respective alternate). However, BNDES and BNDESPAR are prevented from voting their Preferred Shares pursuant to a decision issued by the Brazilian Securities Commission (Comissao de Valores Mobiliarios) on December 2, 2014. The Preferred Shares are not convertible into common shares of the Issuer.
  
  (2) Percentage of the class beneficially owned is calculated based on 5,446,501,379 Preferred Shares of the Issuer outstanding as of March 31, 2026, as reported in Petrobras' report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 12, 2026, containing Petrobras's financial statements in U.S. dollars as of March 31, 2026, and for the three-month periods ended March 31, 2026 and 2025, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the "Petrobras 6-K").
- Banco Nacional de Desenvolvimento Economico e Social - BNDES: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); source of funds: other (OO); sole voting power 135,248,258; shared voting power 730,495,645; sole dispositive power 135,248,258; shared dispositive power 730,495,645; aggregate amount beneficially owned 865,743,903 (15.9% of the class)
  Comment: (1) Includes the aggregate amount of 730,495,645.00 Preferred Shares directly beneficially owned by BNDESPAR and over which the Reporting Person shares voting and dispositive power with BNDESPAR, its direct, wholly-owned subsidiary (where such voting power arises based on the limited appointment rights of holders of Preferred Shares). The Preferred Shares are a separate class of equity securities registered under Section 12(b) of the Exchange Act. Although the Preferred Shares do not confer a right to vote on matters generally voted on by holders of common shares of the Issuer (other than certain corporate actions adversely affecting the Preferred Shares), holders of Preferred Shares holding at least 10.0% of Petrobras's total capital stock have the right to appoint and/or dismiss one member to or from Petrobras's board of directors, and holders of Preferred Shares have the right to separately appoint one member to Petrobras's fiscal council (and such member's respective alternate). However, BNDES and BNDESPAR are prevented from voting their Preferred Shares pursuant to a decision issued by the Brazilian Securities Commission (Comissao de Valores Mobiliarios) on December 2, 2014. The Preferred Shares are not convertible into common shares of the Issuer.
  
  (2) The Reporting Person may be deemed an indirect beneficial owner of the Preferred Shares directly beneficially owned by BNDESPAR, as the sole shareholder of BNDESPAR, along with the Preferred Shares directly owned by the Reporting Person.
  
  (3) Percentage of the class beneficially owned is calculated based on 5,446,501,379 Preferred Shares of the Issuer outstanding as of March 31, 2026, as reported in Petrobras' 6-K.

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares, without par value
Name of issuer: PETROBRAS - PETROLEO BRASILEIRO SA
Address of issuer's principal executive offices: Avenida Henrique Valadares, 28, Tower A, 18th floor, Rio de Janeiro, Brazil (D5), 20031-917
Comment: BNDES Participacoes S.A. - BNDESPAR ("BNDESPAR") and Banco Nacional de Desenvolvimento Economico e Social - BNDES ("BNDES") hereby file this Amendment No.4 to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 15, 2019, as amended by Amendment No. 1 filed with the SEC on February 10, 2020, Amendment No.2 filed with the SEC on May 21, 2026, and Amendment No.3 filed with the SEC on June 3, 2026 (the "Original Schedule 13D"), with respect to the preferred shares without par value (the "Preferred Shares") of Petroleo Brasileiro S.A.-Petrobras ("Petrobras").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the persons listed below (the "Reporting Persons"):

BNDES Participacoes S.A., a company duly organized and existing under the laws of the Federative Republic of Brazil.

Banco Nacional de Desenvolvimento Economico e Social, a Brazilian state-owned development bank and the sole shareholder of BNDESPAR, duly organized and existing under the laws of the Federative Republic of Brazil.
Residence or business address:
The address of BNDESPAR's principal executive office is Av. Republica do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil - CEP: 20.031-917; and

The address of BNDES's principal executive office is Av. Republica do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil - CEP: 20.031-917. BNDESPAR is a direct, wholly-owned subsidiary of BNDES.

Certain information required by this Item 2 is provided in Exhibit 4, which is incorporated by reference herein, for each executive officer and director of each Reporting Person as of the date hereof.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are companies duly organized and existing under the laws of the Federative Republic of Brazil.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 4 is incorporated by reference herein to the extent applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment is being filed to report a decrease in the Preferred Shares beneficially owned by the Reporting Persons, as a result of a combination of open market sales made by the Reporting Persons. As a result of the foregoing, the Preferred Shares owned by the Reporting Persons decreased from 916,700,003 to 865,743,903 (corresponding to approximately 15.90% of the Issuer's outstanding Preferred Shares).

The aggregate percentages of the class beneficially owned by the Reporting Persons is calculated based on 5,446,501,379 Preferred Shares of the Issuer outstanding as of March 31, 2026, as reported in Petrobras' 6-K.

The Reporting Persons may, from time to time, take such actions regarding their investment in the Preferred Shares as they deem appropriate. These actions may include: (i) disposing of any or all of their Preferred Shares and/or other equity, debt, notes, other securities or derivatives or other instruments of the Issuer that are based upon or relate to the value of the Preferred Shares (collectively, "Securities") in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) engaging in any hedging or similar transactions with respect to the Securities; (iii) exercising director appointment rights or cumulative voting rights to the extent permitted under Petrobras's bylaws and otherwise by law; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as Petrobras's financial position and strategic direction, actions taken by Petrobras's board of directors, price levels of the Common Shares and Preferred Shares, conditions in the securities market and general economic and industry conditions.

Each of the Reporting Persons disclaims beneficial ownership in all Preferred Shares reported herein, except to the extent of the Reporting Person's respective pecuniary interest therein. This filing shall not be deemed an admission that any of the Reporting Persons constitute a "group" for purposes of Section 13(d) or Section 13(g) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
BNDESPAR is the direct beneficial owner of 730,495,645 Preferred Shares, or approximately 13.41% of Petrobras's issued and outstanding Preferred Shares. BNDESPAR, as the wholly-owned subsidiary of BNDES, may be deemed to share with BNDES voting and dispositive power with respect to the Preferred Shares directly beneficially owned by BNDESPAR (to the extent the limited appointment rights of the holders of Preferred Shares give rise to voting power).

BNDES is the direct beneficial owner of 135,248,258 Preferred Shares, with respect to which it has sole voting and dispositive power. BNDES, as the sole shareholder of BNDESPAR, may be deemed the indirect beneficial owner of the 730,495,645 Preferred Shares directly beneficially owned by BNDESPAR, with respect to which BNDES shares with BNDESPAR voting and dispositive power (to the extent the limited appointment rights of the holders of Preferred Shares give rise to voting power). BNDES may be deemed to beneficially own in the aggregate 865,743,903 Preferred Shares, or 15.90%, of the Petrobras's issued and outstanding Preferred Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons disclaims beneficial ownership in all Preferred Shares of Petrobras reported herein, except to the extent of the Reporting Person's respective pecuniary interest therein. All share percentages in this Schedule 13D are based on 5,446,501,379 Preferred Shares issued and outstanding as of March 31, 2026, as reported in Petrobras's 6-K.
Transactions in the class effected during the past sixty days: No transactions in the Preferred Shares, other than the ones described herein, were effected by any Reporting Person in the sixty days prior to the date of this statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in the Original Schedule 13D, as amended by this Amendment No. 4, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Petrobras.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement of the Reporting Persons (previously filed as exhibit 1 to the Schedule 13D/A filed with the Securities and Exchange Commission on April 15, 2019 (File No.005-90980 19749031)).

Exhibit 2 - Power of Attorney relating to BNDES Participacoes S.A. - BNDESPAR (previously filed as Exhibit 2 to the Schedule 13D filed with the Securities and Exchange Commission on May 21, 2026 (File No. 005-90980 261010605)).

Exhibit 3 - Power of Attorney relating to Banco Nacional de Desenvolvimento Economico e Social - BNDES (previously filed as Exhibit 3 to the Schedule 13D/A filed with the Securities and Exchange Commission on May 21, 2026 (File No. 005-90980 261010605)).

Exhibit 4 - List of Directors and Executive Officers of BNDES and BNDESPAR (previously filed as Exhibit 4 to the Schedule 13D/A filed with the Securities and Exchange Commission on May 21, 2026 (File No. 005-90980 261010605)).

## Signatures
- BNDES Participacoes S.A.: /s/ Marcelo Marcolino, Marcelo Marcolino / Attorney-in-fact (07/20/2026)
- BNDES Participacoes S.A.: /s/ Fabio Rego Ribeiro, Fabio Rego Ribeiro / Attorney-in-fact (07/20/2026)
- Banco Nacional de Desenvolvimento Economico e Social - BNDES: /s/ Marcelo Marcolino, Marcelo Marcolino / Attorney-in-fact (07/20/2026)
- Banco Nacional de Desenvolvimento Economico e Social - BNDES: /s/ Fabio Rego Ribeiro, Fabio Rego Ribeiro / Attorney-in-fact (07/20/2026)